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                              November 4, 2021

       Byron Roth
       Co-Chief Executive Officer
       Roth CH Acquisition III Co
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
III Co
                                                            Amended Preliminary
Proxy Statement on Schedule 14A
                                                            Filed October 20,
2021
                                                            File No. 001-40147

       Dear Mr. Roth:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 7, 2021 letter.

       Preliminary Proxy Statement on Schedule 14A filed on October 20, 2021

       Letter to Stockholders, page i

   1. We reissue prior comment 2. When discussing the business combination, please quantify the "portion of the
merger consideration" allocated to each step of the business combination and the
capital contribution from ROCR.
   2. We partially reissue comment 3. Please clarify and reconcile the 22.2% ownership of initial shareholders as
disclosed in the letters to shareholders with the amounts in the beneficial ownership
table on page 224.
 Byron Roth
FirstName LastNameByron
Roth CH Acquisition III Co Roth
Comapany 4,
November  NameRoth
             2021    CH Acquisition III Co
November
Page 2    4, 2021 Page 2
FirstName LastName
Summary of the Proxy Statement, page 18

3. We note the revisions made in response to comment 6. We note that the "equity value"
         includes "the value of any Equity Interests of the Company issued as consideration for any acquisitions by the Company prior to the Closing." Please disclose, to the extent known, the current estimated value of this component of the equity value. Please also revise the disclosure to clearly disclose the total consideration to be paid and how the consideration will be allocated to the holders of QualTek, as previously requested. Clearly disclose the amount of consideration that will be paid in cash and the consideration to be paid in equity, clearly disclosing the allocation of each to the holders of Qualtek. Please clarify the "distribution waterfalls" referenced on page 20.
4. We partially reissue comment 10. Please update the out of pocket expenses owed to the
         Sponsor or ROCR executive officers and directors as of the most recent practicable date.
         Please also clearly disclose the value of the shares held by the Sponsor, ROCR officers and directors, and their affiliates based on the market price as of a recent practicable date.
         Please also disclose any compensation arrangements that will be provided to Mr. Chawla as a director post-business combination, to the extent known.
5. We partially reissue comment 13. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants.
6. We partially reissue comment 15. Please revise to disclose the potential impact of the pre-
         PIPE securities and the PIPE securities, on non-redeeming shareholders.
Risks Related to ROCR and the Business Combination, page 52

7. Please revise the risk factor on page 59 relating to the founder shares and/or private units may receive a positive return when the public shareholders receive a negative return on their investment. Please revise to clearly disclose the stock price at which the founders shares and/or private units will achieve a positive return and contrast that to the purchase price of public shareholders.
8. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. In addition, the dilution information provided on page 61should be revised to provide dilution information at each of the redemption levels detailed in your sensitivity analysis for redemption scenarios, including any needed assumptions.
9. We reissue comment 18. It appears that 3.5% marketing fee payable to Roth and Craig-
         Hallum remains constant and is not adjusted based on redemptions. Revise your risk factor disclosure to disclose the effective fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
 Byron Roth
FirstName LastNameByron
Roth CH Acquisition III Co Roth
Comapany 4,
November  NameRoth
             2021    CH Acquisition III Co
November
Page 3    4, 2021 Page 3
FirstName LastName
Unaudited Historical Comparative and Pro Forma Combined Per Share Data Of ROCR
And
Qualtek, page 94

10. We note your disclosure that you do not intend on providing historical book value per share, weighted average shares outstanding for basic and diluted purposes and net loss per share basic and diluted for Qualtek due to your disclosure that
QualTek   s historical equity
         structure makes such measures not valuable metrics. In order to better understand the
         Company's position, please further describe why such measures would not be considered valuable metrics in light of the fact that your financial statements already disclose the weighted average number of units and net loss per share on pages F-38 and F-62.
Background of the Business Combination, page 95

11. We reissue comment 21. Please revise the disclosure in this section to provide a description of how Qualtek was identified and by whom, and how the negotiations were started and by whom.
12. We note that the initial communications with Qualtek were with ROCC, an affiliated
         SPAC. Please clearly disclose the executive officers and directors of ROCC who are also officers and directors of ROCR. Please also clearly disclose any communications between
         ROCC, its officers or directors, or other representatives of ROCC, and Qualtek relating to the consideration of completing a business combination through ROCR. Please clearly disclose the initial communications between Qualtek and ROCR, including the date and who initiated the communications.
13. Please clearly identify who at ROCR connected with the investment banking group at
         Citigroup on March 4 and clarify the nature of the communications and whether Mr.
         Weinberg, and/or Qualtek were involved with this communication. Please also clearly disclose how the members of ROCR management were previously aware of Qualtek.
14. We reissue comment 23. Please disclose any discussions about the need to obtain additional financing for the combined company through a PIPE transaction(including the pre PIPE), and the negotiation/marketing processes, such as who selected the potential
         PIPE investors, what relationships did the PIPE investors have to ROCR, the sponsor,
         Qualtek and its affiliates, and the placement agent, and how were the terms of the PIPE transactions determined. In addition, please disclose whether there were any valuations or other material information about the ROCR, Qualtek, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.
The Board of Directors' Reasons for the Approval of the Business Combination, page 101

15. We reissue comment 27. Please clarify whether and how the Board took into account the consideration being paid in this transaction in recommending the transaction, and if not, why not.
 Byron Roth
FirstName LastNameByron
Roth CH Acquisition III Co Roth
Comapany 4,
November  NameRoth
             2021    CH Acquisition III Co
November
Page 4    4, 2021 Page 4
FirstName LastName
Consideration to be Received in the Business Combination, page 110

16. Please calculate and disclose clearly the consideration to be received by the equityholders of QualTek in the business combination, as requested in comment 28. For instance, clarify the reference in calculating the blocker owner consideration to "the number of shares of Class A Common Stock equal to the merger consideration." Management of ROCR, page 165

17. Please provide clear disclosure of the current stock price of prior affiliated SPACs.
Critical Accounting Policies and Estimates
Impairment of Goodwill and Long-lived Assets, page 206

18. We note your response to comment 36. Please further expand your disclosures to:
             Quantify and discuss the material assumptions underlying your estimate of the fair value of the reporting units for which you recorded an impairment;
and
             Quantify and discuss the potential impact of changes in those assumptions on the remaining goodwill in those reporting units.
Note 1. Nature of Business and Summary of Significant Accounting Policies Revenue Recognition, page F-43

19. We note your response to comment 41. Please further clarify how you recognize revenue for each identified performance obligation. Given your disclosure that
for the Company   s
         projects recognized under the input method, the Company typically identifies two promised goods and services in the contract: (a) delivery of materials and (b) installation and construction services, it is unclear whether the Company has concluded that revenue for both identified performance obligations should be recognized over time using the input method. In that regard, please tell us how you considered the guidance under 606-10-25-
         23 through ASC 606-10-25-30 for each of your identified performance obligations. Please expand your disclosures accordingly consistent with the guidance in ASC 606-10-50-17 through ASC 606-10-50-19.
20. Notwithstanding our comment above, please further expand your disclosures to highlight the number of performance obligations you identified in your revenue streams that do not use an input measure. In that regard, and based on your disclosures on page F-44, please clarify how many performance obligations you identified for the revenue recognized for your engineering, aerial and underground construction contracts that you use an output measure to recognize revenue and your fulfillment, maintenance, compliance, and recovery services contracts that you bill on a contractually agreed price per unit on a work order basis. Please tell us how you considered the guidance under 606-10-25-23 through
         ASC 606-10-25-30 for each of your identified performance obligations for those contracts and expand your disclosures consistent with the guidance in ASC 606-10-50-17 through
         ASC 606-10-50-19.
 Byron Roth
Roth CH Acquisition III Co
November 4, 2021
Page 5
Note 13. Subsequent Events, page F-76

21. We note your disclosures that on August 6, 2021, August 30, 2021 and October 15, 2021 you acquired Broken Arrow Communications, Inc., Concurrent Group LLC and Urban
      Cable Technology LLC, respectively. We further note on page 107 your disclosure that QualTek is also currently in negotiations with a number of other acquisition targets.
      Please clarify if there are currently any probable acquisitions, and tell us your consideration of any financial statement requirements for these completed or probable acquisitions, if any.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameByron Roth
                                                           Division of
Corporation Finance
Comapany NameRoth CH Acquisition III Co
                                                           Office of Real
Estate & Construction
November 4, 2021 Page 5
cc:       Janeane R. Ferrari, Esq.
FirstName LastName